UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated September 18, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 18, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of complaint in the case entitled “Task Solutions a/Telecom Argentina S.A. according to ordinary proceeding” (Expte. 1216/2016) and “Task Solutions a/Telecom Personal S.A. according to ordinary proceeding” (Expte. 1215/2016).

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform that my represented, in its character of surviving company of the merger with Telecom Personal S.A. (“Telecom Personal”), has been notified of the complaints indicated in the reference, initiated by Task Solutions S.A. (“Task”), in proceeding before the Lower National Court in Commercial No. 30, Secretariat No. 59

Through the aforementioned complaints, Task claims, in summary, damages that it alleges to have suffered during the validity of the contracts for the provision of contact center services with Telecom Argentina and Telecom Personal, as well as for the failure to renew said contracts at the end of their term. The amount claimed from Telecom Argentina is Ps.81,744,367 and from Telecom Personal is Ps.326,977,468.

The Company answered both complaints rejecting the damages claimed, counterclaimed for labor items already paid by Telecom Argentina and Telecom Personal and with the assistance of its legal counselors will exercise the defense of its interests within the framework of these actions, because it understands that the amounts claimed don’t have factual and/or legal support.

Likewise, allowances deemed sufficient to cover the risks derived from these lawsuits will be constituted, taking into account available arguments and jurisprudential precedents.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 18, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Realtions